Exhibit 1.1

股权转让协议Equity transfer agreement

甲方: 于泽

乙方: 物农科技（深圳）有限公司

Party A: Yu Ze

Party B: Wunong Technology (Shenzhen) Co., Ltd

经双方协商，共同达成如下股权转让协议:

于泽持有物农科技（辽宁）有限公司的888万元（股份），现转让给物农科技（深圳）有限公司888万元（股份）。股权转让后，由乙方享有和承担甲方在物农科技（辽宁）有限公司所占 888 万元出资比例的权力和义务。

转让时间 :2021年1月 8 日

转让方签字（盖章）:

受让方签字（盖障）

2021年1月8日

Through negotiation, both parties have reached the following equity transfer agreement:

Yu Ze holds 8.88 million yuan (shares) of Wunong Technology (Liaoning) Co., Ltd., and now transfers 8.88 million yuan (shares) to Wunong Technology (Shenzhen) Co., Ltd. After the equity transfer, Party B shall enjoy and bear the rights and obligations of Party A’s investment proportion of 8.88 million yuan in Wunong Technology (Liaoning) Co., Ltd.

Transfer date: January 8, 2021

Signature (seal) of transferor:

Signature of transferee (seal)

January 8, 2021